SECURITIES AND EXCHANGE COMMISSION


                     Washington, D.C.  20549



                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


(Mark one)


  X    Annual Report pursuant to 15(d) of the Securities Exchange
-----
Act of 1934 (Fee required)

   For the fiscal year ended December 31, 1997.

                                OR

       Transition report pursuant to Section 15(d) of the
-----
Securities Exchange Act of 1934 (No fee required)

   For the transition period from                 to


                         Commission file number 1-8864.

   A.  Full title of the Plan:

                  USG CORPORATION INVESTMENT PLAN (Formerly USG
               CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)


   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

              USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO,
                                 ILLINOIS 60606

                       REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 1997.


Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              USG CORPORATION INVESTMENT PLAN



                              By: /s/ Harold E. Pendexter, Jr.
                              --------------------------------
                              H. E. Pendexter, Jr.,
                              Member of Pension and Investment
                              Committee


Date: March 14, 1998

                                 USG CORPORATION
                                 INVESTMENT PLAN


                                REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 1997 AND 1996



                                TABLE OF CONTENTS


                                      PAGE
  INDEPENDENT AUDITORS' REPORT                                   1

  FINANCIAL STATEMENTS:

     Statement of Net Assets Available
       for Plan Benefits                                         2

     Statement of Changes in Net Assets
       Available for Plan Benefits                               4

     Notes to Financial Statements                               6


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End                                         13

     II.  Schedule of Reportable Transactions                   14

MEMBER OF THE                                                   MEMBER OF THE
ILLINOIS CPA                                                 AMERICAN INSTITUTE
SOCIETY                                                        OF CERTIFIED

                               PUBLIC ACCOUNTANTS
                                Hill, Taylor LLC
                          CERTIFIED PUBLIC ACCOUNTANTS
                     116 South Michigan Avenue - 11th Floor
                             Chicago, Illinois 60603
                                  312-332-4964
                                Fax: 312-332-0181

                          INDEPENDENT AUDITORS' REPORT

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION


We have audited the accompanying statement of net assets available for plan benefits of the USG Corporation Investment Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


March 23, 1998


                                                                     USG CORPORATION INVESTMENT PLAN
                                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                       DECEMBER 31, 1997 AND 1996


                                                                                  1997
                                          ------------------------------------------------------------------------------------------


                                                USG COMMON                  STABLE                  GOVERNMENT
                                                  STOCK                     VALUE                   INVESTMENT
                                                   FUND                      FUND                      FUND
                                          -----------------------   -----------------------    ----------------------
ASSETS:
   Investments at
      Market                                         $29,734,432              $121,189,170                       ---
  262,606,745

   Receivables:
      Employer contributions
         receivable                                    1,234,871                 4,309,048                       ---
      Employee loans
         receivable                                          ---                       ---                       ---
      Employee contributions
         receivable                                          ---                       ---                       ---


    Interest and
        dividend receivable                                7,687                    34,171                       ---

    Pending transactions due
        to loan repayments                                   ---                       (38)                      ---


                                          -----------------------   -----------------------    ----------------------

    Total Receivables                                  1,242,558                 4,343,181                       ---
                                          -----------------------   -----------------------    ----------------------

  Total Assets                                        30,976,990               125,532,351                       ---
                                          -----------------------   -----------------------    ----------------------


LIABILITIES:



      Accrued Administrative
           Fees                                            3,837                    24,167                       ---

                                          -----------------------   -----------------------    ----------------------


  Total Liabilities                                        3,837                    24,167                       ---
                                          -----------------------   -----------------------    ----------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                                  $30,973,153              $125,508,184                       ---
                                          =======================   =======================    ======================

        EQUITY                                                                       SMALL CAP               INTERNATIONAL
        INDEX                    BALANCED                   GROWTH                     EQUITY                    EQUITY
         FUND                      FUND                      FUND                       FUND                      FUND
-----------------------   -----------------------    ----------------------    -----------------------   -----------------------


           $49,954,109               $17,415,648               $32,629,299                 $5,692,313                $2,907,015




             2,304,557                   847,104                 2,110,024                    358,813                   182,162

                   ---                       ---                       ---                        ---                       ---

                   ---                       ---                       ---                        ---                       ---



                   ---                       ---                       ---                        ---                       ---


                    (8)                      ---                       ---                     13,683                       ---


-----------------------   -----------------------    ----------------------    -----------------------   -----------------------

             2,304,549                   847,104                 2,110,024                    372,496                   182,162
-----------------------   -----------------------    ----------------------    -----------------------   -----------------------

            52,258,658                18,262,752                34,739,323                  6,064,809                 3,089,177
-----------------------   -----------------------    ----------------------    -----------------------   -----------------------







                 6,665                     2,341                     4,496                        776                       396

-----------------------   -----------------------    ----------------------    -----------------------   -----------------------


                 6,665                     2,341                     4,496                        776                       396
-----------------------   -----------------------    ----------------------    -----------------------   -----------------------


           $52,251,993               $18,260,411               $34,734,827                 $6,064,033                $3,088,781
=======================   =======================    ======================    =======================   =======================

                                 FORFEITURE                INVESTMENT
         BOND                      & CASH                     PLAN
         FUND                     ACCOUNT                    LOANS                     TOTAL
 ----------------------    -----------------------   -----------------------    ---------------------


            $2,586,322                   $498,437    $                  ---             $262,606,745




                79,881                   (350,000)                      ---               11,076,460

                   ---                        ---                13,799,534               13,799,534

                   ---                    150,707                       ---                  150,707



                11,699                      3,416                       ---                   56,973


                   ---                        ---                   (13,637)                     ---


 ----------------------    -----------------------   -----------------------    ---------------------

                91,580                   (195,877)               13,785,897               25,083,674
 ----------------------    -----------------------   -----------------------    ---------------------

             2,677,902                    302,560                13,785,897              287,690,419
 ----------------------    -----------------------   -----------------------    ---------------------







                   316                     60,780                       ---                  103,774

 ----------------------    -----------------------   -----------------------    ---------------------


                   316                     60,780                       ---                  103,774
 ----------------------    -----------------------   -----------------------    ---------------------


            $2,677,586                   $241,780               $13,785,897             $287,586,645
 ======================    =======================   =======================    =====================

The accompanying notes to financial statements are an integral part of these statements.


                                                          USG CORPORATION INVESTMENT PLAN

                                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                            DECEMBER 31, 1997 AND 1996


                                                                         1996
----------------------------------------------------------------------------------------------------------------------------

                                    USG COMMON         FIXED             GOVERNMENT          EQUITY
                                      STOCK            INCOME            INVESTMENT           INDEX             BALANCED
                                       FUND             FUND                FUND              FUND                FUND
                                  --------------   -------------         ------------     -----------        -------------
ASSETS:
   Investments at
      Market                        $19,185,797     $122,884,255          $4,666,089      $32,485,092         $12,295,698

   Receivables:
      Employer contributions
         receivable                        ---         7,960,213                 ---              ---                 ---
      Employee loans
         receivable                        ---               ---                 ---              ---                 ---


    Interest and
        dividend receivable                 70           195,452              20,227                5                  25

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                       ---               ---             111,679          431,678             194,274
                                                                             -------          -------             -------

    Total Receivables                       70         8,155,665             131,906          431,683             194,299
                                            --         ---------             -------          -------             -------

  Total Assets                      19,185,867       131,039,920           4,797,995       32,916,775          12,489,997
                                    ----------       -----------           ---------       ----------          ----------


LIABILITIES:

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                  554,236         1,422,440                 ---              ---                 ---
                                       -------         ---------


  Total Liabilities                    554,236         1,422,440                 ---              ---                 ---
                                       -------         ---------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                $18,631,631      $129,617,480          $4,797,995       $32,916,775        $12,489,997
                                   ===========      ============          ==========       ===========        ===========

-------------------------------------------------------------------

                    FORFEITURE        INVESTMENT
      GROWTH          CASH              PLAN
       FUND          ACCOUNT            LOANS               TOTAL
   ------------     -----------     -------------      ------------



   $20,394,899       $154,061       $        ---       $212,065,891



           ---       (114,318)               ---          7,845,895

           ---            ---          7,840,092          7,840,092



             3            704                ---            216,486





      1,271,645        29,143                ---          2,038,419
      ---------        ------                             ---------

      1,271,648       (84,471)         7,840,092         17,940,892
      ---------       -------          ---------         ----------

     21,666,547        69,590          7,840,092        230,006,783
     ----------        ------          ---------        -----------








            ---           ---            697,912          2,674,588
                                         -------          ---------


            ---           ---            697,912          2,674,588
                                         -------          ---------


    $21,666,547       $69,590         $7,840,092       $227,332,195
    ===========       =======         ==========       ============


The accompanying notes to financial statements are an integral part of these statements.



                                                  USG CORPORATION INVESTMENT PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                1997


                                        USG COMMON                  STABLE              GOVERNMENT                 EQUITY
                                          STOCK                      VALUE              INVESTMENT                 INDEX
                                           FUND                      FUND                  FUND                     FUND
                                           ----                      ----                  ----                     ----
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year                   $18,631,631            $129,617,480             $4,797,995             $32,916,775
                                        -----------            ------------             ----------             -----------

ADD (DEDUCT):
Corporation contributions                 1,398,324               7,271,245                    ---               2,661,254

Employee contributions                    2,318,484               8,686,104                255,572               4,547,491
                                          ---------               ---------                -------               ---------
                                          3,716,808              15,957,349                255,572               7,208,745
                                          ---------              ----------                -------               ---------

Income from investments:
  Dividend income                              ---                      ---                    ---               1,077,313
  Interest income                           39,948                7,640,952                119,041                     156
  Realized gain (loss) on
    sale of investments                  (6,243,322)                    ---                    ---               1,997,354
  Unrealized appreciation
    for the year                         14,736,995                     ---                    ---               8,598,712
                                         ----------                                                              ---------
                                          8,533,621               7,640,952                119,041              11,673,535
                                          ---------               ---------                -------              ----------

Benefit payments and
  participant withdrawals                  (887,421)             (9,282,155)              (163,334)             (1,725,328)

Participants' elections for
  transfers between funds
  or forfeitures                          1,224,705             (13,227,162)            (5,029,568)              2,713,611

Net fund transactions                      (227,047)             (5,055,099)                20,294                (499,609)
  due to loans

Administrative expenses                     (19,144)               (143,181)                   ---                 (35,736)
                                            -------                --------                                        -------

Net increase in
  assets during the year                 12,341,522              (4,109,296)            (4,797,995)             19,335,218
                                         ----------              ----------             ----------              ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                           $30,973,153             $125,508,184                   ---             $52,251,993
                                        ===========             ============                                   ===========




                                                SMALL CAP                INTERNATIONAL                               FORFEITURE
      BALANCED                 GROWTH            EQUITY                     EQUITY                   BOND               CASH
        FUND                     FUND              FUND                       FUND                   FUND              ACCOUNT
        ----                     ----              ----                       ----                   ----              -------



    $12,489,997             $21,666,547                 ---                      ---                    ---              $69,590
    -----------             -----------                                                                                  -------


        975,838               2,447,597             406,637                  207,461                 85,896             (350,000)

      1,777,307               4,527,844             307,799                  163,543                 40,361                  ---
      ---------               ---------             -------                  -------                 ------
      2,753,145               6,975,441             714,436                  371,004                126,257             (350,000)
      ---------               ---------             -------                  -------                -------             --------


      1,383,387               2,423,257             243,301                  318,159                113,909                  ---
            489                     149                 ---                        1                     12               26,663

        338,031                 897,796              32,151                  (36,009)                 5,986                  ---

      1,303,551               2,692,456            (271,521)                (470,957)               (27,803)                 ---
      ---------               ---------            --------                 --------                -------
      3,025,458               6,013,658               3,931                 (188,806)                92,104               26,663
      ---------               ---------               -----                 --------                 ------               ------


       (877,034)             (1,199,424)            (37,806)                 (24,679)                (8,568)             (28,952)



        977,761               1,568,768           5,423,697                2,963,455              2,475,697              909,036

        (96,160)               (266,530)            (36,655)                 (30,154)                (6,672)            (241,898)


        (12,756)                (23,633)             (3,570)                  (2,039)                (1,232)            (142,659)
        -------                 -------              ------                   ------                 ------             --------


      5,770,414              13,068,280           6,064,033                3,088,781              2,677,586              172,190
      ---------              ----------           ---------                ---------              ---------              -------



    $18,260,411             $34,734,827          $6,064,033               $3,088,781             $2,677,586             $241,780
    ===========             ===========          ==========               ==========             ==========             ========


    INVESTMENT
      PLAN
      LOANS                   TOTAL
      -----                   -----



    $7,142,180            $227,332,195
    ----------            ------------


           ---              15,104,252

           ---              22,624,505
                            ----------
           ---              37,728,757
                            ----------


           ---               5,559,326
       566,254               8,393,665

           ---              (3,008,013

           ---              26,561,433
                            ----------
       566,254              37,506,411
       -------              ----------


      (362,067)            (14,596,768



           ---                    ---

     6,439,530                    ---


           ---               (383,950)
                             --------


     6,643,717             60,254,450
     ---------             ----------



   $13,785,897           $287,586,645
   ===========           ============

The accompanying notes to financial statements are an integral part of these statements.


                                                      USG CORPORATION INVESTMENT PLAN

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                    1996
------------------------------------------------------------------------------------------------------------------------------------

                                         USG COMMON                FIXED                 GOVERNMENT              EQUITY
                                           STOCK                   INCOME                INVESTMENT              INDEX
                                            FUND                    FUND                    FUND                  FUND
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year                     $15,757,656             $123,960,139            $4,388,498              $22,841,934
                                        -----------             ------------            ----------              -----------

ADD (DEDUCT):
Corporation contributions                       ---               11,859,525                   ---                      ---

Employee contributions                    2,142,189                8,635,407               507,642                3,073,532
                                          ---------                ---------               -------                ---------
                                          2,142,189               20,494,932               507,642                3,073,532
                                          ---------               ----------               -------                ---------

Income from investments:
  Dividend income                               ---                      ---                   ---                  600,693
  Interest income                             1,698                7,325,085               234,013                      665
  Realized gain (loss) on
    sale of investments                  (2,078,354)                     ---                   ---                  808,159
  Unrealized depreciation
    for the year                          4,338,774                      ---                   ---                4,260,634
                                          ---------                                                               ---------
                                          2,262,118                7,325,085               234,013                5,670,151
                                          ---------                ---------               -------                ---------

Benefit payments and
  participant withdrawals                  (996,138)             (13,205,907)             (315,855)              (2,036,392)

Participants' elections for
  transfers between funds
  or forfeitures                           (813,112)              (7,691,826)              (35,878)               3,198,440

Net fund transactions                       278,918               (1,264,943)               19,575                  169,110
  due to loans

Administrative expenses                         ---                      ---                   ---                      ---


Net increase in
  assets during the year                  2,873,975                5,657,341               409,497               10,074,841
                                          ---------                ---------               -------               ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                           $18,631,631             $129,617,480            $4,797,995              $32,916,775
                                        ===========             ============            ==========              ===========


                                                     FORFEITURE         INVESTMENT
     BALANCED                  GROWTH                  & CASH              PLAN
       FUND                     FUND                   ACCOUNT             LOANS                   TOTAL
       ----                     ----                   -------             -----                   -----

    $9,150,249              $12,484,278                 $90,882         $6,351,744              $195,025,380
    ----------              -----------                 -------         ----------              ------------


           ---                     ---                 (206,658)               ---                11,652,867

      1,462,446               2,652,956                     ---                ---                18,474,172
      ---------               ---------                                                           ----------
      1,462,446               2,652,956                (206,658)               ---                30,127,039
      ---------               ---------                --------                                   ----------


        384,991                 148,113                     ---                ---                 1,133,797
          1,296                     679                   4,083            490,824                 8,058,343

      1,015,612                 755,115                     ---                  1                   500,533

        114,503               2,651,167                      (1)                (1)               11,365,076
        -------               ---------                      --                 --                ----------
      1,516,402               3,555,074                   4,082            490,824                21,057,749
      ---------               ---------                   -----            -------                ----------


       (994,371)               (954,476)                    250           (339,239)              (18,842,128)



      1,357,547               3,767,950                 216,879                ---                       ---

         (2,276)                160,765                     ---            638,851                       ---


            ---                     ---                 (35,845)               ---                   (35,845)
                                                        -------                                      -------


      3,339,748               9,182,269                 (21,292)           790,436                32,306,815
      ---------               ---------                 -------            -------                ----------



    $12,489,997             $21,666,547                 $69,590         $7,142,180              $227,332,195
    ===========             ===========                 =======         ==========              ============

The accompanying notes to financial statements are an integral part of these statements.

                                 USG CORPORATION
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996



1.  DESCRIPTION OF THE PLAN

The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 ("restated Plan"). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants' accounts at fair market value on each business day effective July 1, 1997.

The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

The Plan provides, among other things, that participants may contribute up to 12% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year effective July 1, 1997, 9% from January 1, 1989 to June 30, 1997, 15% from October 1, 1985 to
December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

Employee contributions are invested by the Trustee in any one or a combination of eight funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund),
(C) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. companies with market capitalization of less than $1 billion at the time of initial investment (Small Cap Equity Fund), (f) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S. companies (International Equity Fund), (g) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (h) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).

Effective July 1, 1997, the Stable Value Fund replaced the Fixed Income Fund and the Government Investment Fund. All existing balances in the Fixed Income Fund and the Government Investment Fund were transferred to the Stable Value Fund on July 1, 1997.

The Equity Index Fund is invested in the Vanguard Institutional Index Fund.

The Balanced Fund is invested in the Fidelity Puritan Fund.

The Growth Fund is invested in the American Express/IDS New Dimensions Fund.

The Small Cap Equity Fund is invested in the Franklin Small Cap Growth Fund - Class 1.

The International  Equity Fund is invested in the Templeton Foreign Fund - Class
1.

The Bond Fund is invested in the PIMCO Total Return Fund Institutional Class.

The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 1997, the Stable Value Fund (Fixed Income Fund in 1996) was primarily composed of group annuity contracts maintained by Aetna Life & Casualty Company, Bankers Trust, Commonwealth Life Insurance Company, Jackson National Life Insurance Company, Allstate Insurance Company, John Hancock Mutual Life Insurance Company and SunAmerica Life Insurance Company.

Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by calling the USG Investment Plan Connection, an automated telephone service, on any day. Certain Executive officers of the Corporation must pre-clear any transfer in or out of the USG Common Stock Fund with the USG Corporate Secretary.

     The Corporation made a regular 25% matching contribution up to the first 6% of the participants' eligible pay contributed to the Plan, credited to the participants' accounts each pay period.In addition, the Corporation also made an annual profit sharing matching contribution of up to 9% of the participants' eligible pay contributed to the Plan based on achievement of at least 80% of the corporate consolidated earnings goal for the plan year.


If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants' accounts.

The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

The Plan is administered by the Pension and Investment Committee, which consists of six members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.

At December 31, 1997 and 1996, there were approximately 9,013 and 9,430 participants in the Plan, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The statements are prepared on the accrual basis of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the statements to accrue for the portion of annual contributions unpaid at year-end.

All investments of the Plan are valued at market. Unrealized appreciation (depreciation) of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Market value and cost are equal for the group annuity contract and short-term investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 5.66% to 6.80% at December 31, 1997. The rates for 1996 ranged from 5.75% to 7.20%. The guaranteed investment contracts earnings are calculated net of administrative fees.

For the USG Common Stock Fund, cost was $47,478,648 and $53,327,934 as of December 31, 1997 and 1996, respectively. For the Equity Index Fund, market value exceeded cost by $17,800,155 and $9,201,443 at December 31, 1997, and 1996, respectively. For the Balanced Fund, market value exceeded cost by $1,990,111 and $686,560 at December 31, 1997, and 1996, respectively. For the Growth Fund, market value exceeded cost by $6,897,431 and $4,204,977 at December 31, 1997 and 1996, respectively. Cost exceeded market value by $271,521 for the Small Cap Equity Fund, $470,957 for the International Equity Fund, and $27,803 for the Bond Fund, at December 31, 1997, respectively. The Small Cap Equity Fund, International Equity Fund and the Bond Fund were introduced to the Plan on July 1, 1997.

Pending transactions due to loan repayments represent loan repayments received from participants by the Trustee before year-end. In order to present the proper balance of net assets in each fund at year-end, a net receivable or payable was used to record such pending transactions and are shown on the accompanying statement of net assets available for plan benefits.

The net amount of transfers in or out of each fund during the year for participants' elections for transfers between funds and net loan transactions for the funding of new loans and repayments on existing loans are shown on the accompanying statement of changes in net assets available for plan benefits.


3. TAX STATUS

The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401 (a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501 (a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4. EMPLOYER CONTRIBUTIONS

The Corporation will make a formula matching contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met.

The Corporation formula matching contribution schedule was changed for the 1995 Plan year. Beginning January 1, 1995, each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment above 140% results in a 2% increase in the profit sharing match, starting from 80% matching with attainment of 140% of goal earnings.

Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the plan and are held in the Forfeiture Cash Account.


5. DISTRIBUTION ON TERMINATION OF THE PLAN

In the event of any termination of the Plan, the account balances of all affected participants shall become non-forfeitable.



6. INVESTMENTS

The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 1997 and 1996:

                      December 31, 1997              DECEMBER 31, 1996
                  -------------------------     ----------------------
INVESTMENTS AT
FAIR VALUE                          NET                           NET
DETERMINED BY                   APPRECIATION                  APPRECIATION
QUOTED MARKET        FAIR       (DEPRECIATION)       FAIR      (DEPRECIATION)
PRICE:               VALUE      IN FAIR VALUE       VALUE      IN FAIR VALUE
USG Common
  Stock           $28,148,393   $  8,493,673    $19,120,158   $  2,260,420
Vanguard Index
  Trust            49,954,109     10,596,066     32,478,696      5,068,792
Fidelity Puritan
  Fund             17,415,648      1,641,582     12,256,681      1,130,115
IDS New Dimension
  Fund             32,629,299      3,590,252     20,388,050      3,406,282
Franklin Small Cap
  Growth Fund       5,692,313     (  239,370)        ---             ---
Templeton Foreign
  Fund              2,907,015     (  506,966)        ---             ---
PIMCO Total Return
  Fund              2,586,297     (   21,817)        ---             ---
                  -----------     -----------    -----------    -----------

SUB-TOTAL         139,333,074     23,553,420     84,243,585     11,865,609
                  -----------     -----------    -----------    -----------

INVESTMENTS AT
FAIR VALUE
DETERMINED BY
OTHER THAN
QUOTED MARKET
PRICE:
Mortgages,
  Notes,
  Contracts       116,977,010         ---        79,511,775          ---
Collective
  Short-Term
  Investment
  Fund              6,296,661         ---        48,310,531          ---
                 ------------   ------------   ------------    ---------

SUB-TOTAL         123,273,671         ---       127,822,306          ---
                 ------------   ------------   ------------    ---------

TOTAL
INVESTMENTS      $262,606,745   $ 23,553,420   $212,065,891   $ 11,865,609
                 ============   =============  ============   ============

At December 31, 1997 and 1996, the following investments exceeded 5% of the net assets available for the Plan benefits:

                                     1997                 1996
                                 ------------         --------
USG Corporation Common Stock     $28,148,393          $19,120,158

Allstate Insurance Company
  Contract 77032                  22,953,629                -

Jackson National Life Insurance
  Contract S-1129-1               23,438,942                -

SunAmerica Life Insurance
  Company, GAC 4653               22,070,890                -

SunAmerica Life
 Insurance Company, GAC 6317           -               20,630,854

Metropolitan Life Insurance
  Company, GAC 13908                   -               16,141,476

Provident Life Insurance
  Company, GAC 627-05701               -               23,754,071

Vanguard Index Trust              49,954,109           32,478,696

IDS New Dimension Fund            32,629,299           20,388,050

Fidelity Puritan Fund             17,415,648           12,256,681

Collective Short Term
  Investment Fund                  6,296,661           48,310,531


7. PARTICIPANT LOANS

Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

                                   SCHEDULE I
                                 USG CORPORATION
                                 INVESTMENT PLAN

                    SCHEDULE OF INVESTMENTS HELD AT YEAR END
                                DECEMBER 31, 1997


                                    PRINCIPAL
                                AMOUNT/NUMBER OF                        FAIR
                                     SHARES              COST           VALUE
COMMON STOCK
   USG Corporation                      574,457     $ 47,478,648    $ 28,148,393
   Vanguard Index Trust                 557,773       32,153,954      49,954,109
   Fidelity Puritan Fund                898,640       15,425,537      17,415,648
   IDS New Dimension Fund             1,367,417       25,731,868      32,629,299
   Franklin Small Cap
        Growth Fund                     248,247        5,963,834       5,692,313
   Templeton Foreign Fund               292,162        3,377,972       2,907,015
                                      ---------      -----------     -----------

      TOTAL COMMON STOCK                             130,131,813     136,746,777
                                                     -----------    ------------

CORPORATE BONDS

   PIMCO Total Return Fund              243,990        2,614,100       2,586,297
                                      ---------      -----------     -----------

CONTRACTS

   Aetna Life & Casualty
     Company,  GAC 14603           $  3,057,537        3,057,537       3,057,537
   Bankers Trust, GAC 97-157       $  6,159,129        6,159,129       6,159,129
   Commonwealth Life Insurance
     Company, GAC ADA00259TR       $ 10,817,416       10,817,416      10,817,416
   Jackson National Insurance
     Company, GAC 1125             $  6,702,513        6,702,513       6,702,513
   John Hancock Mutual Life
     Insurance Co., GAC 8396-1     $  6,056,133        6,056,133       6,056,133
   John Hancock Mutual Life
     Insurance Co., GAC 9532       $ 10,674,426       10,674,426      10,674,426
   John Hancock Mutual Life
     Insurance Co., GAC 8396       $  5,046,395        5,046,395       5,046,395
   SunAmerica Life Insurance
     Company, GAC 4653             $ 22,070,890       22,070,890      22,070,890
   Allstate Insurance Company
     Contract 77032                $ 22,953,629       22,953,629      22,953,629
   Jackson National Insurance Co.
     Contract S-1129-1             $ 23,438,942       23,438,942      23,438,942
                                   ------------      -----------     -----------

      TOTAL CONTRACTS              $116,977,010      116,977,010     116,977,010
                                   ------------      -----------     -----------

SHORT-TERM INVESTMENTS

   Collective Short-Term
     Investment Fund              $   6,296,661        6,296,661       6,296,661
                                   ------------      -----------     -----------


      TOTAL INVESTMENTS                             $256,019,584    $262,606,745
                                                    ============    ============

                                 USG CORPORATION
                                 INVESTMENT PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



SERIES OF TRANSACTIONS IN THE SAME SECURITY:


                     TOTAL         COST        TOTAL       CURRENT
  DESCRIPTION OF   NUMBER OF        OF       NUMBER OF     VALUE OF
     SECURITY      PURCHASES       ASSET       SALES        SALES
SunAmerica Life
 Insurance Co.
    GAC 4653             7      22,070,890       1      $21,503,056

Allstate Insurance
    Contract 77032       8      25,246,458      21        2,292,829

Jackson National
 Insurance Co.
  Contract S-1129-1      8      25,439,785       9        2,000,843

Metropolitan Life
 Insurance Co.
    GAC 13908            -           -           1       16,615,657

Provident Life
 Insurance Co.
    GAC 627-05701        -           -           1       24,408,803